SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces third onshore oil discovery

(Rio de Janeiro, October 5, 2004). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that it has made a light oil find (an estimated 38oAPI) in the Rio Grande do Norte Onshore Basin, following the drilling of exploratory well 1-VP-1A-RN, in the municipality of Serra do Mel, West Region of the Potiguar Basin. While further drilling will be required to evaluate reserves, preliminary estimates indicate recoverable volumes of two million barrels. The discovery was made in the Formação Pendência reservoirs with the initial test revealing a flow of 75 barrels of oil/day.

This is the third onshore find in blocks operated by Petrobras and acquired at the National Petroleum Agency’s (ANP) Fifth Bidding Round. The initial exploration rights for these Bid 5 blocks expire next November. The other two discoveries were made in the Recôncavo Baiano Onshore Basin following the drilling of exploratory well 1-SRC-2D-BA, in the municipality of Esplanada, with recoverable volumes estimated at 4.6 million barrels, and the Espírito Santo Onshore Basin after the drilling of the 3-CCS-2D-ES (Córrego Cedro Sul) directional well in the municipality of São Mateus, with an estimated recoverable volume of 50 million barrels of heavy oil (13o API).

The new discovery is located in the BPOT-T-391 (BPOT = Bacia Potiguar, T=Onshore and 391= the block number) exploratory block, acquired by Petrobras at the Fifth Bidding Round in August 2003. The minimum exploratory program established for this block - signed last year with the ANP - provides for a second well that is already being drilled.

In addition to being oil of excellent calorific value, this find opens up a new exploratory front in the Onshore Potiguar Basin, in the region known as Serra do Mel, where the Company has invested in the acquisition of other blocks under the Sixth Bidding Round held in August this year.

http: //www.petrobras.com.br/ri/english

Contacts:

PETRÓLEO BRASILEIRO S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.